Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cleveland BioLabs, Inc.:

We consent to the use in the Form 10-K of Cleveland BioLabs, Inc. (the “Company”) for the fiscal year ended December 31, 2009 and the incorporation by reference in the registration statement on Form S-8 (No. 333-140687) and the registration statement on Form S-3 (No. 333-160648) of the Company of our report dated March 15, 2010, with respect to the balance sheets of Cleveland BioLabs, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ending December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of the Company.

/s/ Meaden & Moore, Ltd.

Cleveland, Ohio
March 18, 2010